EXHIBIT 99.1

Fusion Fuel Green PLC Publishes New Investor Presentation in Advance of Investor Day, Highlights Key Milestones

DUBLIN, Ireland, Jan. 28, 2021 (GLOBE NEWSWIRE) -- Fusion Fuel Green PLC (NASDAQ: HTOO), ("Fusion Fuel", or "the Company"), an emerging leader in the green hydrogen sector, announced today that the Company has published a new investor presentation, providing an update on market dynamics, the project pipeline, business plan, and key milestones including a levelized cost of Green Hydrogen under €2 / kg by 2023 and € 250m in annual revenues, € 90m in annual EBITDA, and € 30.3m in net income by 2025. The presentation will be available for download on the investors section of the Company’s website.

The Company would also like to remind shareholders and other interested parties that it will be holding an Investor Day today, January 28, featuring a live Q&A with Fusion Fuel management. A replay of the investor day will also be available on the investors section of the website for 12 months.

Event information for Fusion Fuel Investor Day

Date: January 28, 2021

Time: 10:00am ET / 3:00pm GMT

Webcast link: https://gatewayir.zoom.us/webinar/register/WN_NJgBq5xQTKaFbsaDANM3Ng

About Fusion Fuel Green plc.

Fusion Fuel Green plc. is an emerging leader in the Green Hydrogen space, committed to accelerating the energy transition and decarbonizing the global energy system by making zero-emissions Green Hydrogen commercially viable and accessible. Fusion Fuel has created a revolutionary proprietary electrolyzer solution that allows it to produce hydrogen at highly competitive costs using renewable energy, resulting in zero-carbon emissions. Fusion Fuel’s business lines include the sale of electrolyzer technology to customers interested in building their own Green Hydrogen capacity, the development of hydrogen plants to be owned and operated by Fusion Fuel and active management of the portfolio of such hydrogen plants as assets, and the sale of Green Hydrogen as a commodity to end-users through long-term hydrogen purchase agreements. For more information, please visit https://www.fusion-fuel.eu/.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Such expectations and projections involve a number of known and unknown risks, which may be outside of the Company’s control. Accordingly, some or all of the results anticipated by these forward-looking statements may not be achieved. The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results. The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

Non-IFRS Financial Measures

The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”) and are denominated in Euros (“EUR” or “€”). The Company uses several non-IFRS financial measures to evaluate its results of operations and as supplemental indicators of its operating performance, including EBITDA (earnings before interest, taxes, depreciation, and amortization). The Company believes this non-IFRS financial measure enhances the understanding of its historical and current financial results and provides investors with measures used by management for planning and forecasting of future periods. Further, the non-IFRS financial measure EBITDA enables the board of directors and management to analyze and evaluate financial and strategic planning decisions that will directly affect operating decisions and investments. The Company believes EBITDA is an important indicator of its operational strength and performance of the business because EBITDA provides a link between operational performance and operating income. Accordingly, the Company believes the presentation of this measure is relevant and useful for investors because it allows investors to view performance in a manner similar to the methods used by management. This non-IFRS financial measure should be considered in addition to, rather than as a substitute for, the Company’s actual operating results included in its consolidated financial statements.

Investor Relations Contact

Cody Slach and Georg Venturatos
Gateway IR
HTOO@gatewayir.com